CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of operations of Crew Gold Corporation (“Crew” or “the Company”) and compares its results for the quarter and six months ended December 31, 2005 with the previous year.  The MD&A should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended June 30, 2005 and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting standards (“GAAP”).  All figures are in US dollars unless otherwise stated.

The effective date of this MD&A is February 14, 2006.

SAFE HARBOUR STATEMENT

Certain statements contained herein, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on its behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, Crew’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

NON-GAAP MEASURES

“EBITDA" is a non-GAAP measure of performance that describes earnings before interest, non-cash forex movements, taxes, depreciation, depletion, and amortization.  “Gross gold sales” is a non-GAAP measure derived from ounces produced from processing multiplied by the then current gold price. “Cash Cost per ounce” is a non-GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items;  as a measure of total ounces produced. Cash costs are presented as the Company believes they represent an industry standard of comparison. “Gross operating profit” is a non-GAAP measure of performance that is derived from operating income, net of all direct costs incurred in gold production, before non-attributable overhead costs, interest, non-cash foreign exchange movements, taxes, depreciation, depletion and amortization.

EBITDA, gross gold sales, cash cost per ounce and gross operating profit are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA, gross gold sales and cash cost per ounce and gross operating profit may not be directly comparable to EBITDA, gross gold sales, cash cost per ounce and gross operating profit reported by other similar issuers.

QUARTER HIGHLIGHTS:

•

Completion of the acquisition of Guinor Gold Corporation

•

First ship with the Kelian plant has been transported to Guinea and delivered to site

•

Resource drilling has delivered further positive results for Lero South and Camp de Base areas

•

Ongoing development of Apex Mineral Property

•

Strengthened Management Team

•

Improved results from Nalunaq

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Overview

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects worldwide, with a primary focus on gold.

Crew ended its twenty fifth year of operations by making the biggest transition in its history.  In acquiring LEFA gold mine (Guinea) through Guinor Gold Corporation (“Guinor”), Crew complemented its existing gold operations of Nalunaq (Greenland) and Apex (Philippines).  This created a strong portfolio of gold assets and Management believes that Crew will achieve mid-tier status when these operations are in full production, targeted for 2007.

In addition to the gold mining operations controlled by Crew in Greenland, the Philippines and Guinea Crew holds a 20% interest in a gold mining operation in South Africa.

The Company also holds gold and other development projects in Greenland, the Philippines and Norway.

Acquisition of Guinor Gold Corporation

In accordance with the Company’s stated goal of transforming Crew from a junior exploration and production company into a considerable intermediate size international miner, on October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company agreed to offer to purchase 100% of Guinor’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$ 389 million (US$ 328 million).

Transaction Overview

Under the terms of the agreement, Crew made a cash offer to Guinor shareholders of C$1.50 for each Guinor common share. The offer price represented a 20% premium to the weighted average closing price of Guinor’s common share.

The Crew offer was financed by the raising of approximately $340 million, provided by a limited number of existing Crew shareholders in Europe.  The new financing composed the issue of convertible bonds totalling approximately $194 million and new equity totalling approximately $146 million.

On closure of the tender process, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) to the offer.  Crew acquired these shares on December 9, 2005.

Crew acquired a sufficient number of Guinor Shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor Shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon).  The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006 and expects the process to be completed by March 9, 2006.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Key Investment Highlights of Guinor Gold

Crew considers Guinor to be one of the premier operating companies in the strategically important West African gold region. Guinor is a gold mining and exploration company that operates the LEFA Corridor Gold Project in Guinea through its 85% ownership of its subsidiary Société Miniére de Dinguiraye (“SMD”). The Government of Guinea is a 15% partner in SMD.

The implementation of the $150 million CIL plant expansion at Lefa continues in line with schedule.  The first ship with the Kelian plant has been transported to Guinea from Indonesia and delivered to site for reassembly. The Civil construction work on the plant site is now well advanced When the plant is completely operational, full output is forecast for 2007 at more than 300,000 oz/year with a target cash cost of US$234 per ounce before royalties (with royalties calculated at a gold price of US$400 per ounce).

Crew is pleased to see, after only a few months since acquiring Guinor as part of the strategic growth plan for Crew, that further encouraging drilling results have been received from the Camp de Base area and from the Sikasso Prospect. The latest update for the resource and reserve will be released shortly. With these exciting new results combined with the current exploration budget for 2006 and 2007 management believes the  current resource of 4.3 million ounces and reserve of 2.3 million ounces could be further expanded..

The Company has allocated approximately $6 million for Exploration within and around the existing resources in the LEFA corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. The total ground area includes over 2,200 sq kilometres and the ongoing work both within the LEFA corridor and over the rest of the area is continuing to deliver positive results. Ongoing work includes further Induced Polizaration programs and resource definition drilling in the LEFA corridor and continuing geochemical, trenching and mapping programs on the regional areas.

Previous drilling has continued to add near surface higher grade saprolite to the LEFA resource and further drilling will continue to target near surface saprolite material in the Lero, Camp de Base and Bofeko areas where existing drilling has already identified saprolite well above the overall resource grade on 1.6 g/t.

Combined Portfolio

The acquisition of Guinor by Crew will create a portfolio that contains majority ownership of three current and near-term producing gold mines in Greenland, Guinea and the Philippines, a 20% stake in the Barberton gold mine in South Africa, several gold exploration properties, and a number of non-gold mineral properties, including the Mindoro nickel project in the Philippines.

Crew’s producing gold mine, Nalunaq (82% owned), located in Greenland currently has an annual production target of 100,000 ounces. Crew’s recently acquired Apex Mining Company (72.5% owned, with its associated Philippine partner), situated in the Philippines, is targeted to produce 200,000 ounces by 2007. The attributable share of production from Crew’s 20% interest in the Barberton mine in South Africa is approximately 20,000 ounces of gold per year.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Crew’s principal non-gold asset is the Mindoro Nickel property, is a large nickel laterite deposit located a concession area of 97 sq. km. in the Philippines. The potential resource is estimated at more than 200 million tonnes of nickel ore, grading approximately 0.94% Ni. A positive pre-feasibility study conducted by Kværner was completed by a previous owner of the property and Crew has signed a non exclusive memorandum of understanding with Jilin Jien Nickel Corp related to the potential development of the project.

Apex

During the previous quarter, the Company with its associated Philippine partner, concluded the acquisition of 72.5% of the issued share capital of the Philippine based Apex Mining Company for a total consideration of US$6.6 million in cash.

Apex Mining Company (AMCI) is listed on the Manila stock exchange.  Its principal asset is the Masara Gold Mine (“Masara”) in the south of Mindanao Island, which ceased production in March 2000. The mine was previously operated as a small-scale underground operation and has a treatment plant with the capacity to process 1,200 tonnes of ore per day.  According to the Bureau of Mines and Geosciences, a Philippines Government Agency, Masara has a gold reserve in the range of 500,000-600,000 tonnes at 9-10 grams/tonne (JORC) and an inferred resource of 1.7-1.9 million ounces at similar grades.  The Company is undertaking an independent resource evaluation according to the Canadian standard NI 43-101 to confirm the MGB estimates.

After taking over operations at Apex in the Philippines, Crew has now completed the clean up of the site and has implemented an aggressive exploration and underground development campaign while rehabilitating the plant at the Apex mine site. Drilling and other geological data support the presence of a widespread mineralized system which has only been partially exploited in the past. New geological data indicates the presence of a partly new vein system with a strike-length of more than 2000 m and a depth possibly exceeding 500 meters. The first drilling in this vein returned a true-width intercept of 8 metres (12 metres apparent width) with intense mineralization. Assay results are pending. Results from sampling of the hanging wall and foot wall in other mine sections also support the possibility for wider mining width than first expected, with a subsequent potential for increased production.

Crew has currently 6 drills working and two more will be site shortly. The current drilling program has a target of 3,500 metres per month throughout 2006 which will allow a comprehensive evaluation of the existing resources in addition to adding new resources. Results of the first drilling campaign are expected to be released in March 2006. Initial underground development and expansion of existing adits for trackless operation has commenced in three areas and the first extraction of ore is expected from sublevel drifts shortly. Mine equipment is now arriving and it is expected that regular underground operations will be established in the coming months.

Nalunaq

Based on an independent report presented to the board in December, as well as an evaluation and subsequent recommendations made to the Board, an optimization program has been implemented to deal with productivity and quality, with a particular focus on dilution and a decision has been taken to purchase new drilling equipment for Nalunaq to achieve the necessary capacity to create a sustainable balance between development and stope availability.

Enhanced Management Resources

Crew added to the strength of its management team with the integration of key Guinor management and technical personnel. Trevor Schultz, President & CEO of Guinor, agreed to become President of African Operations within Crew. Mr. Schultz’s previous experience includes his tenure as Chief Operating Officer of Ashanti Gold. Mr Schultz was President and CEO of Guinor since 1 January 2004 and had been a member of the Board of Directors since April 29, 2003. He holds dual US and Australian citizenship and has over forty years’ global experience in executive management and board positions in the international mining industry. Mr Schultz has a MSc degree in Mining Engineering from University of Witwatersrand, an MA in Economics from Trinity College, University of Cambridge and has accomplished an Advanced Management Program at Harvard Business School. Mr Schultz was until 31 December 2003 Chief Operating Officer / Executive Director in Ashanti Goldfields in Ghana, responsible for all operations in Africa. In addition he has Board experience from various international mining and exploration companies.

After the quarter end Simon Booth joined Crew as Vice President of Operations. Mr Booth is a Geologist with an honours degree in Mineral Economics and has over twenty-eight years experience in mine operations, exploration, mine management and strategic planning for Newmont, Normandy, MIM and Rio Tinto group companies. Mr. Booth has extensive experience in operational mine management as General Manager in Australasian operations and was most recently General Manager of Newmont Mining Corporation’s highly successful Ovacik gold operation in Turkey from commissioning until its sale.

Liquidity

To finance the acquisition of Guinor Gold Corporation, on December 9, 2005 the Company issued 109,311,557 new shares for aggregate gross proceeds of approximately $146 million.  Additionally the Company issued senior unsecured convertible bonds in two tranches raising approximately $194 million.  The new equity and bonds were issued via a private placement in which existing shareholders were granted a preferred right to subscribe.

The Company incurred total costs of US$16.3 million in respect of raising the financing of US$340 million and the subsequent acquisition of Guinor. Of these, US$7.8 million have been treated as deferred financing costs resulting from the issue of the 6% Convertible Bonds of US$194 million, US$5.8 million have been treated as issue costs of the new equity of US$146 million and US$2.7 million has been included as an acquisition cost of the Guinor Mineral Property Interest.

Guinor, through its 85% owned subsidiary Societé Miniére de Dinguiraye (“SMD”), entered into a credit facility that provided for up to US$60m of debt financing for the expansion of the LEFA Corridor Gold Project in Guinea. The facility was provided by Investec Bank (UK) Limited and Macquarie Bank Limited and takes the form of US$54M project debt with the US$6M balance in the form of a convertible instrument. The Company is currently reviewing the optimal method of financing the expansion of the project.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

OPERATIONAL REVIEWS

Gold Sales

The Company completed the acquisition of Guinor Gold Company on December 14, 2005 and accordingly, the results of Guinor from that date to the period end are included in the Group Financial Statements for the quarter ended December 31, 2005.

For the quarter ended December 31, 2006	Nalunaq	Lefa	Total
Gold sales	$8,379,000	$1,123,000	$9,502,000
Ounces produced	19,800	2,442	22,242
Ounces recovered	18,800	2,198	20,998
Sale price per ounce	$517	$511	$516
Cash cost per ounce	$293	$500	$315

For the six months ended December 31, 2006	Nalunaq	Lefa	Total
Gold sales	$14,634,000	$1,123,000	$15,757,000
Ounces produced	37,300	2,442	39,742
Ounces recovered	35,300	2,198	37,498
Sale price per ounce	$489	$511	$491
Cash cost per ounce	$320	$500	$328

Nalunaq Gold Mine:

Results from Mining

The Nalunaq resource is a narrow vein deposit consisting  of several high grade “bands” typically holding grades of around 30 g/t or higher. Between the high grade bands, grades can vary between 10-12 g/t and 20 g/t.  In practice this means that the grades achieved on an ongoing basis can vary considerably.

During the quarter $1.4 million was spend on further development of the mine.  The focus of this work was ramp development in order to connect the South and Upper Block Areas to the existing Target Block and drilling and other work associated with the expansion of the overall resource base.

Ore production for the quarter was 36,000 tonnes, an average of approximately 400 tonnes a day and for the year to date is 69,000 tonnes representing an average of 385 tonnes per day.  This in line with expectations given the level of development undertaken on the mine’s infrastructure in the period.

Of the tonnage produced 34,300 tonnes were shipped for processing.  Gross gold production was 19,800 ounces achieving grades of 18.31 grammes per tonne, compared to 16.87 grammes per tonne for the previous quarter, an improvement in grade of 8.5%.  This recovery rate is ahead of the average achieved for Fiscal Year 2005 of 16.7 grammes per tonne by approximately 9%.  After tailings and efficiency fees, 18,800 ounces of gold were recovered with a gross value of $9.6 million.  After accounting for processing costs of $1.3 million, net sales of $8.3 million have been realised for the quarter under review.

For the year to date 67,700 tonnes of gold have been shipped for processing and gross gold production totals 35,300 ounces which represents a recovery of 17.6 grammes per tonne.

Average cash cost per ounce (see page 1) for gold produced at Nalunaq was $293 per ounce compared to $354 for the previous quarter.  For the year to date cash costs are $320 per ounce.

Lefa Gold Mine:

Results from Mining

The Company operates a number of relatively shallow open pits through a subsidiary, Société Miniére de Dinguiraye (“SMD”) in the Lero-Fayalala (LEFA) Corridor, a 10 km long zone within its Dinguiraye concession in Guinea, West Africa.

The pits currently produce oxidised material consisting of surface laterites and colloidal saprolite ore below. In the LEFA Corridor the depth of this oxidised material varies between 35 and 80 metres. When the present economic mineable oxidised ore is exhausted the pits will be maintained while awaiting expansion that will entail the exploitation of the underlying primary ores. Mining is done by a contractor who employs a fleet of two O&K RH40 hydraulic excavators and thirteen Caterpillar 773D dump trucks, backed up by auxiliary equipment such as dozers, graders, water trucks and front-end loaders. Heap leaching is used to extract the gold from the saprolite ore which is crushed and blended with cement before being agglomerated into pellets. It is then transported by a conveyor system to the leach pads.

These stacked pads are then irrigated with a low grade cyanide solution and approximately 90 per cent of the gold is recovered over a period of around 90 days. The pregnant solution containing gold is pumped to closed tanks with activated carbon. The gold attaches to the carbon and is subsequently stripped using a high pressure technique to form a concentrated gold solution. It is then deposited on steel wool cathodes by electrowinning and the gold loaded cathodes are smelted to form gold bars which are called dore of approximately 93 per cent purity. Finally the dore bars are shipped to a commercial refinery where 99.99 per cent pure fine gold is produced.

SMD sold 2,198 ounces in the quarter post acquisition. The associated revenue was US$1.1 million and costs were US$1.1 million. The calculation of costs is based on the fair value of the ore acquired.  Tonnes treated in the period were 43,410 at a grade of 1.75 g/t, containing 2,442 ounces. Average metallurgical recovery was 90%. All ore processed were from the low grade stockpiles and higher grade material from the Lero pit prestripping. Ore mining will commence at the Lero pit in January and this will be supplemented by ore from the low grade stockpiles going forward.

Total expenditure to date on the LEFA project at the end of the quarter was US$62.8 million, including US$5.0 million on the Lero pit prestripping. Prestripping will commence in the Karta and Kankarta pits from January 2006.

Barberton Mines Limited

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (renamed “Barberton Mines Limited”) for a total cash injection of $3.8 million comprising of a shareholder loan of $3.8 million (Rand 30 million) and a nominal equity investment of $3 (Rand 20).

The acquisition was made by a consortium consisting of Metorex Ltd, 54%, MCI Resources Ltd, 26%, and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility was secured by a pledge of all Barberton shares held by the shareholders and by Barberton’s assets.  In addition, certain financial and operational lending covenants had to be met by Barberton as failure to do so would result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest there under.

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) for the quarter ended December 31, 2005 are a profit of $0.3 million compared to a loss of $18,000 for the quarter ended December 31, 2004.  The equity earnings for the year to date are $0.6 million compared to a loss of $28,000 for the comparative period.

The reason for this year on year variance are improved trading results and the incorporation of changes in the unrealized portion of Barberton’s hedge book as part of equity earnings in the current and previous fiscal year. The incorporation of these adjustments into financial statements is consistent with Canadian generally accepted accounting principles.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Apex Mining Company Inc

Following the conclusion of the acquisition, Management’s initial objectives are to rehabilitate the existing plant to an operational stage. Throughout the development process, the Company is working in tandem with the local population to ensure no social distress arises.  Production is planned to have an initial capacity of 500 tonnes per day (“tpd”) increasing to 2,000 tpd by the end of 2006.  When the plant is operational, the refining of existing tailings will commence.

An extensive exploration drilling program is being conducted in order to assess the resource potential and to obtain better information on the mineralized system. The initial program is concentrating on parts of the system where access is already available, but with emphasis on deeper parts and strike parallel extensions.  The results from the exploration drilling will form the basis for the mine plan and the commencement of underground drilling.

A Technical Report on the historical resource evaluation is being compiled for an independent resource assessment by Snowden Mining Industry Consultants Limited (“Snowden”), where Dr Simon C Dominy will be the “Qualified Person” as defined by Canadian National Instrument 43-101. The technical report will satisfy requirements of Canadian Securities Commission on disclosure in relation to the Company’s acquisition of Apex and will be NI 43-101-compliant for reporting of historical data.

Mindoro Nickel Project

The Mindoro Nickel Project is located in Mindoro Island in the Philippines approximately 200 kilometres south of Manila.  The nickel-bearing laterite deposit is located in the foothills of the central part of the island around 30 kilometres from the Coast.

The project has a number of advantages, which more than outweigh its lower grade compared to some of the richest projects currently under development. The project has almost identical grade as several operating Australian deposits but a more attractive wet-limonite composition with better leach kinetics and higher recovery. The Company’s sulfur source in the Philippines (Pamplona) secures the project a fixed low cost of sulfuric acid, the largest cost component in processing of nickel laterite, for the life-of-mine. The Company has re-initiated both its resource and test work on the project.  It has recommenced test drilling and has conducted a radar survey which clearly confirmed the lateral continuity of the resource and also proved to be an efficient method for defining the lower contacts of the resource.

The Company’s stated strategy for non-gold assets is to develop these with an industrial partner.  Management believes this mitigates the Company’s overall risk.  In line with the Company’s strategy to develop its non-gold assets with an industrial partner in July 1, 2005, the Company signed a Memorandum of Understanding with Jilin JIEN Nickel Industry Corporation (“Jilin”) relating to the cooperative development of MNP. The Memorandum of Understanding (“MOU”) represents an agreement between Crew and Jilin on a joint contribution to further studies and test work. The MOU describes the framework for reaching a Definitive Agreement with the objective of concluding this at the earliest possible date. Other expressions of interest have been received from international nickel manufacturers who have commissioned their own appraisals of the economics of the project.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Considerable work has been performed on the Mindoro Nickel project in the quarter. The company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types. Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected.  The Company has conducted specific discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew’s shareholders.

Nordli Molybdenum-Porphyry Deposit, Hurdal, Norway

On January 12, 2005 the Company was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the “Hurdal” and “Skrukkelia” Molybdenum (“Mo”) projects.

In Hurdal, some 9,000 meters of drilling from 24 holes outlined a deposit, which potentially holds 200 million tonnes with an average grade of 0.14% MoS2. This data is derived from previous work and should be considered as preliminary estimates only. The target is well defined by a pronounced magnetic low in the core of a composite granite stock.

During the year, the Company has held meetings with the municipal representatives of Hurdal, with the participation of the Norwegian Mining Director. Local support for the project has been strong.  And the proposed exploration activities well received.

A public meeting was held in October for the Company to present its proposals to the local population and politicians.  The feedback from this meeting and the level of local support given to the project was extremely encouraging.

The current work program incorporates 3,000 meters of core drilling from 6 holes. The cost of this program is expected to cost NOK 3 million and is expected to be completed before end of Q3 2006. A local drill contractor has been contacted but the details of the program have not yet been fully completed. Drilling will not commence until after the public meeting is held.  A suitably experienced and qualified Technical Manager has been identified to lead the proposed work program.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Selected Quarterly Financial Information

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

RESULTS FROM OPERATIONS QUARTER ENDED DECEMBER 31, 2005

The Company acquired Guinor Gold Corporation (“Guinor”) on December 9, 2005.  The results for the quarter ended December 31, 2005 include the results of Guinor from the date of acquisition to the period end.

The results from mining operations for the quarter show improvement over the last quarter and include the results for the Nalunaq Gold Mine and the LEFA Gold Mine. For the quarter ended December 31, 2005 the gold operations generated a gross operating profit of $2.3 million (2004 – ($0.2) million), an  improvement of $2.5 million.

The Company recorded EBITDA for the quarter ended December 31, 2005 of $0.7 million compared to EBITDA of negative $1.0 million for the quarter ended December 31, 2004.  EBITDA for the six months ended December 31, 2005 was $3.6 million compared to $0.4 million for the six months ended December 31, 2004.

For the quarter ended December 31, 2005 the Company recorded a net loss of $0.2 million ($0.00 per share) compared with a net loss of $4.3 million ($0.03 per share) for the quarter ended December 31, 2004, an improvement of $4.1 million. For the six months ended December 31, 2005 the Company recorded a net profit of $1.2 million ($0.00 per share) compared with a net loss of $4.8 million ($0.03 per share) for the six months ended December 31, 2004, an improvement of $6.0 million.

Ore production at Nalunaq for the quarter ended December 31, 2005 was 36,000 tonnes (2004 - 26,500 tonnes), an average of approximately 400 tonnes a day (2004 - 290 tonnes) and for the year to date is 69,000 tonnes (2004 – 60,000 tonnes) representing an average of 385 tonnes per day (2004 - 330 tonnes).  This is consistent with managements’ expectations.

Of the tonnage produced at Nalunaq in the quarter ended December 31, 2005 34,300 tonnes were shipped for processing.  Gross gold production was 19,800 ounces achieving grades of 18.31 grams per tonne, compared to 16.87 grams per tonne for the previous quarter. This recovery rate is ahead of the average achieved for the year ended June 30, 2005 by approximately 9%.  After tailings and efficiency fees, 18,800 ounces of gold were recovered with a gross value of $9.6 million.  After accounting for processing costs of $1.3 million, net sales of $8.3 million were realized for the quarter.

For the year to date, 67,700 tonnes of Nalunaq ore have been shipped for processing and gross gold production totals 35,300 ounces, representing a recovery of 17.6 grams per tonne. Average cash cost per ounce for gold produced at Nalunaq was $293 per ounce compared to $354 for the previous quarter.  Year to date cash costs are $320 per ounce.

Management believes further improvements to cash costs per ounce can be made at Nalunaq.  A number of cost saving measures have been evaluated and their implementation has commenced. Management believes the increase in the Nalunaq resource to in excess of 1.2 million ounces, reported in September 2005, supports additional investment in equipment to improve efficiencies at the mine.

Gross gold sales from LEFA were 2,198 ounces in the quarter post-acquisition. The associated revenue was $1.1 million and costs were $1.1 million. The calculation of costs is based on the fair value of the ore acquired.  Tonnes treated in the period were 43,410 at a grade of 1.75 grams per tonne, containing 2,442 ounces. Average metallurgical recovery was 90%. All ore processed was from the low grade stockpiles and higher grade material from the Lero pit pre-stripping. Ore mining commenced at the Lero pit in January and is expected to be supplemented by ore from the low grade stockpiles going forward.

Administrative expenses for the quarter ended December 31, 2005 are in line with management’s expectations at $3.1 million compared to $1.6 million for the quarter ended December 31, 2004. Administrative expenses for the six months ended December 31, 2005 are $5.6 million compared to $3.2 million for the six months ended December 31, 2004. This increase is attributable in part to the ramp up of full commercial production at Nalunaq which commenced in the previous financial year, increased costs in the current period as the Company strengthens its management team, operations in the Philippines and also, from the acquisition of Guinor.

Interest and finance charges for the quarter are $1.6 million compared to $2.1 million for the quarter ended December 31, 2004. Interest and finance charges for the six months ended December 31, 2005 are $2.3 million compared to $2.7 million for the six months ended December 31, 2004.  Included within interest and finance charges for the quarter and six months ended December 31, 2005 are the costs of new convertible bonds drawn down by the Company to finance the acquisition of Guinor.  The new convertible bonds total $194 million and the costs reflect the interest, accretion and amortization  from the date of draw down to the period end.

Also included within interest and finance charges for the quarter and six months ended December 31, 2004 are one time costs associated with a reorganisation of the Company’s borrowings that occurred October 2004.  The Company paid $1.2 million to existing convertible bond holders to induce them to convert their position.  This resulted in an interest saving of approximately $1 million over the remaining period of the convertible bonds.

Foreign exchange gains of $1.8 million were recorded for the quarter ended December 31, 2005 compared to foreign exchange gains of $nil for the quarter ended December 31, 2004. Foreign exchange gains of $2 million have been recorded for the six months ended December 31, 2005 compared to gains of $nil for the six months ended December 31, 2004.  These exchange movements arise principally from gains realised from Norwegian Kroner liabilities and the weakening of this currency against the US dollar.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company’s main source of liquidity was cash of $53.9 million (June 30, 2005 - $37.8 million).  At September 30, 2005, the Company’s consolidated working capital comprising, accounts receivable, stocks, marketable securities and accounts payable was $(3.8) million (June 30, 2005 - $36.2 million). The decrease in working capital arises as a direct result of the Guinor acquisition and the assumption of its creditors. The position since the quarter end has been normalised.

To finance the acquisition of Guinor, the Company issued 109,311,557 new shares for aggregate gross proceeds of approximately $146 million.  Additionally the Company issued senior unsecured convertible bonds in two tranches raising approximately $194 million.  The new equity and bonds were issued via a private placement.

The Company incurred total costs of $16.3 million in respect of raising the financing of $340 million and the subsequent acquisition of Guinor. Of these, $7.8 million have been treated as deferred financing costs resulting from the issue of the 6% convertible bonds of $194 million, $5.8 million have been treated as issue costs of the new equity of $150 million and $2.7 million has been included as an acquisition cost of the Guinor Mineral Property Interest.

Guinor, through its 85% owned subsidiary Societé Miniére de Dinguiraye, entered into a credit facility that provided for up to $60m of debt financing for the expansion of the LEFA Corridor Gold Project in Guinea. The facility was provided by Investec Bank (UK) Limited and Macquarie Bank Limited with $54M being project debt and $6M a convertible instrument. The Company is currently reviewing the optimal method of financing the expansion of the project.

During the quarter a total of $10.6 million (2004 - $2.0 million) was spent on advancing the Company’s mining, exploration and development properties.  Of this total, $1.5 million (2004: $1.7 million) was incurred on Nalunaq property, $6.2 million (2004: nil) was incurred on the LEFA property and $2.7 million (2004: nil) on the Apex property.

The Company had total assets of $666.3 million at December 31, 2005 (June 30, 2005 - $115.7 million) and shareholders’ equity of $260.9 million (June 30, 2005 - $73.3 million).

SHARE CAPITAL

The authorized share capital at February 14, 2005 was 500,000,000 common shares without par value.  At February 14, 2006, the Company had 323,748,072 shares in issue with a market value of $460 million.

The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At February 14, 2006 there were 17,132,667 options available for grant

At February 14, 2006 there were 4,835,000 share options outstanding at an average weighted price of CDN$ 1.15 each.  All options outstanding relate to Directors and employees.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2005. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•

Depletion and Depreciation of Property, Plant and Equipment;

•

Reclamation and Remediation Obligations;

•

Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $570,000 discounted future value estimated by the Company at September 30, 2005.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

RISKS AND UNCERTAINTIES

The Company and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Company’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Company may not be able to meet its liabilities as they fall due and therefore, continue trading.  The Company’s policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future.  At the year end the Company had no committed facilities in place.

The Company has secured sufficient funding to enable the continuance of normal trading and support its existing mining projects until these become cash positive and to further expand its development projects.

Currency Risk

For the year under review the Company’s functional currency was the US dollar.  Following the inception of the Nalunaq mining operation and the commencement of commercial revenues denominated in US dollars from Q1 2005, the Board believed a change in the functional currency of the Group to be appropriate.  Accordingly from July 1, 2004 the results of the Company and the Group have been prepared in US dollars.

The Company does not, at present, undertake any trading activity in financial instruments.  Crew’s development projects are based in Canada, Greenland, Norway, Ghana and the Philippines.  Management of the Group is based in the UK.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency.  The Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At the end of the period the only monetary assets held by the Company were cash balances of $53.9 million. $35.1 million of these total cash holdings was held in Norwegian Kroner as a hedge against NOK denominated borrowings of $219.7 million, $3.5 million held in Canadian Dollars, $0.2 million in British Pounds, $13.2 million in US Dollars and the balance of $1.9 million in Danish Krone. The Group’s surplus funds will be held in its functional currency of US dollars in order to mitigate the risk of foreign exchange losses arising.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates.  At December 31 2005 the Group had total monetary liabilities of $219.7 million denominated in Norwegian Kroner.  These liabilities are held at fixed interest terms.

At December 31, 2005, the Company held $53.9 million of cash on deposit. $35.3 million of this balance was held in Norway, $0.1 million held in Canada, $16.6 million in the United Kingdom and the balance of $1.9 million in Greenland.

These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Company’s activities are primarily directed towards mining operations and the development of it mineral deposits.  Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s Nalunaq and Apex operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold.  These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Foreign Operations

The Company’s interests in mining operations are based in Greenland, the Philippines and South Africa, with further explorations and development projects in Greenland, Ghana, the Philippines and Norway.  Therefore the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to:

Terrorist activities; extreme fluctuations in currency exchange rates; hyperinflation: labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude could materially impact the Company’s financial results.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to The Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Company may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this document form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Company must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Company’s mining operations may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mine.

The current mine plan for Nalunaq Gold Mine estimates a life of ten years; however, it is expected that this can be further extended by further exploration.

Competition

The mining industry is highly competitive in all of its phases. The Company faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater resources than the Company. As a result the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable, and its revenues, operations and financial condition could be affected adversely.

Additional Financing

The mining, processing, development and exploration of the Company’s projects, will require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Commodity Prices

The market price of the Company’s Common Stock, financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the commodity price, which are subject to significant fluctuation.  The factors giving rise to these fluctuations are generally outwith the Company’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years.  Significant price declines in the future could render the Company’s exploration and mining activities un-economic until such time as the price recovers.  These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material and adverse affect on measured financial performance

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities or more stringent implementation thereof could have a substantial adverse impact on the Company.

Acquisition Strategy

As part of the Company’s strategy, will seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Company could fail to select appropriate acquisitions or negotiate favourable acquisition terms, including the financing thereof.

The Company cannot that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit if ongoing business.

Associated Companies

The Company holds a 20% interest in Barberton Mines Limited, a company trading and incorporated in the Republic of South Africa.  The Company’s investment in Barberton is subject to the risks normally related with the conduct of associated businesses where minority and non-controlling interests are held.

Circumstances could arise whereby the Company’s financial results could be affected adversely from its investments in associated companies owing to factors over which little control can be exercised.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Market Price of Stock

The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the Oslo Bors (the “OSE”).

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold, prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of the Common Stock at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of shares in the Company’s Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company’s stock and could impair the Company’s ability to raise capital through future share issues.

There are a significant number of shareholders who have holdings acquired for significantly less than the current market price. Accordingly, a significant number of shareholders of the Company have an investment profit in the Company’s stock that they may seek to liquidate.

Dependence on Key Personnel

The success of the Company is dependent on senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company's business prospects.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

Risk Factors Relating to the Acquisition of Guinor Gold Corporation

•

Uncertainty Relating to Benefits of the Acquisition

The determination of the Board to pursue the Acquisition was made in part on the expected output of Guinor’s gold producing Dinguiraye Concession, the main property in Guinor’s Lero Gold Project in the Republic of Guinea, following the planned expansion of the Lero Gold Project, which is to include the installation of a carbon-in-leach gold processing plant (the “CIL Plant”). The CIL Plant, which was previously an operating facility in Indonesia, has been purchased and is currently being shipped to the Republic of Guinea.

There can be no assurance that the shipping or installation of the CIL Plant will be completed on schedule or at all, that once installed the CIL Plant will become operational or that once operational the CIL Plant will achieve the production capacity or production cost per ounce expected by the Board.  If the expansion of the Lero Gold Project, including the installation of the CIL Plant, is delayed or is not successful or the expected benefits of the CIL Plant are not achieved, the combined company’s future production, profitability and financial performance and results of operations will be adversely affected.

•

Retention of Key Personnel of Guinor and Crew

The success of the Acquisition will depend in part on the Company’s ability to retain qualified management and technical personnel currently employed by Guinor. It is possible that qualified management or technical personnel of the Company may decide not to remain after the Acquisition is completed. Moreover, the vesting of all options outstanding under Guinor's stock option plans will be accelerated prior to completion of the Acquisition, which may reduce the financial incentive of Guinor employees to remain with the combined company after the Acquisition has been completed.  If key employees terminate their employment after the Acquisition is completed, the combined Company's business relationships, operations, development and exploration activities may be adversely affected, management's attention may be diverted from successfully integrating Guinor's operations into the combined company to focusing on identifying suitable replacements, and the combined company's business may suffer.  In addition, the Company may be unable to locate suitable replacements for any key employees that leave the combined company or offer employment to potential replacements on reasonable terms.

•

Integration of Crew and Guinor

Achieving the anticipated benefits of the Acquisition will depend in part the Company's ability to integrate the two companies' businesses in an efficient and effective manner. The process of integrating the operations and technology of the two organizations is expected to take several months and there can be no assurances that the Company will be able to accomplish the integration smoothly or successfully. The Company's failure to do so may result in a significant diversion of management's time from ongoing business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

•

Uncertainty Relating to Synergies

The Board of the Company did not consider potential synergies in connection with the Acquisition to be a material factor for purposes of its evaluation of the transaction. If the Company does not realize any synergies as a result of the Acquisition, the Company's results of operations and financial condition may be worse than if synergies were realized.

•

Guinor’s Commercial Relationships

Guinor has a number of commercial relationships with third parties that are individually or collectively important to its success. For example, the Republic of Guinea is Guinor’s partner in the Lero Gold Project, through its 15% holding in Société Minère de Dinguìraye, the Guinean company that operates the Lero Gold Project. If Guinor's relationship with such third parties was impaired as a result of the Acquisition or the loss of any Guinor employees as a result of the Acquisition, the combined company’s revenue may significantly decrease and its operations may be hindered.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

OUTLOOK

The Company ends the quarter having completed the acquisition of Guinor which joins Nalunaq, Apex and Barberton in its portfolio of gold producing assets. Management believes this sets the stage for the Company achieving its strategy of becoming a significant mid-tier producer in 2007.

The implementation of the $150 million expansion at LEFA, including a 7 million tonne per year CIL plant, continues on schedule.  The first part of the Kelian plant has been transported to Guinea from Indonesia and delivered to site for reassembly. The civil construction work on the plant site is now well advanced. When the plant is operational, output is forecast at more than 300,000 ounces per year with a target cash cost of US$234 per ounce before royalties

Since the acquisition of Guinor further encouraging drilling results have been received from  Camp de Base and from the Sikasso Prospect. The latest update for the resource and reserve position is expected to be released shortly.

The Company has allocated approximately $6 million for exploration within and around the existing resources in the LEFA corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. The total ground area includes over 2,200 square kilometres. Ongoing work includes further induced polarization programs and resource definition drilling in the LEFA corridor and continuing geochemical, trenching and mapping programs on the regional areas.

 Drilling has continued to add near surface higher grade saprolite to the LEFA resource and further drilling will continue to target near surface saprolite material in the Lero, Camp de Base and Bofeko areas where existing drilling has already identified saprolite above the overall resource grade of 1.6 grammes per tonne of gold.

After taking over operations at Apex in the Philippines, we have now completed the clean up of the site and are implementing an aggressive exploration and underground development campaign. We are in the process of rehabilitating the plant. Drilling and other geological data support the presence of a widespread mineralized system which has only been partially exploited in the past. New geological data indicates the presence of a partly new vein system with a strike-length of more than 2000 meters and a depth possibly exceeding 500 meters.

The first drilling in this vein returned a true-width intercept of 8 metres (12 metres apparent width) with intense mineralization. Assay results are pending. Results from sampling of the hanging wall and foot wall in other mine sections also support the possibility for wider mining width than first contemplated, with a subsequent potential for increased production.

Six drills are currently working and two more will be on site shortly. The current drilling program has a target of 3,500 meters per month throughout 2006 which will allow a comprehensive evaluation of the existing resources in addition to adding new resources. Results of the first drilling campaign are expected to be released in March 2006. Initial underground development and expansion of existing adits for trackless operation has commenced in three areas and the first extraction of ore is expected from sublevel drifts shortly. Mine equipment is now arriving and regular underground operations are anticipated to be established in the coming months.

Management believes improvements seen in Nalunaq’s results will continue, particularly through the continued low cost cyclical sweeping and vacuuming program. Further benefits are expected through the implementation of the mine optimisation project and associated cost reductions. Based on an independent report, an optimization program is being implemented to deal with productivity and quality, with a particular focus on dilution.

All non-gold projects are held by Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company’s strategy is, unlike gold projects, to take little, or no, financial and operational risk.

Management believes the Mindoro Nickel Project represents significant growth potential and value.  Considerable work has been performed on the Mindoro Nickel project in the quarter. The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types. Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected.  The Company has conducted specific discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew’s shareholders.

At the Hurdal porphyry molybdenum project in Norway drilling continues to meet management’s expectations.  The first hole is currently at 940 meters and is still encountering good stockwork mineralization in less altered aplogranite.  Quartz-stockwork with Mo-mineralization is found throughout the aplogranite towards depth. No assay data are available at this time. It has been decided to extend the hole to approximately 1050 meters in length.  It is expected that the second hole should be collared within two weeks.

Management believes the existing portfolio of projects provide a firm foundation for the next phase of the Company’s growth.